AMENDMENT OF

P-SERIES PRODUCTS OFFSHORE MASTER SUPPLY AGREEMENT

P 系列产品境外供货主协议之修正案

This Amendment of P-Series Products Offshore Master Supply Agreement (together with all annexes attached hereto, this "**Amendment**") is made and entered into by and between Huansheng Photovoltaic (Jiangsu) Co., Ltd ("**HSPV**"), a company organized under the laws of the PRC, and Huansheng New Energy (Jiangsu) Co., Ltd., a company organized under the laws of the PRC ("**HSNE**", together with HSPV, each a "**Manufacturer**" and together the "**Manufacturers**"), on one part, and Maxeon Solar Technologies, Ltd., a company organized under the laws of Singapore ("**MAXN**"), and SunPower Systems International Limited ("**SPSI**"), a company organized under the laws of Hong Kong (MAXN and SPSI, each a "**Customer**" and collectively the "**Customers**"), on the other part (Manufacturers and the Customers, each a "**Party**" and collectively the "**Parties**") on November 15, 2021 (the "**Amendment Date**").

本 P 系列产品境外供货主协议之修正案（连同所有附件，下称本"**修正案**"）由环晟光伏（江苏）有限公司（下称"**环晟光伏**"），一家依据**中国**法律组织成立的公司，环晟新能源（江苏）有限公司，一家依据**中国**法律组织成立的公司（下称"**环晟新能**"，连同**环晟光伏**，分别被称为一家"**制造商**"，合称为"**各制造商**"），与 Maxeon Solar Technologies, Ltd.，一家依据新加坡法律组织成立的公司（下称"**MAXN**"），以及 SunPower Systems International Limited（下称"**SPSI**"），一家依据香港法律组织成立的公司（**MAXN** 和 **SPSI**，每一方被称为"**客户**"，合称为"**客户**"）之间（**各制造商**和**客户**，分别被称为"**一方**"，合称为"**各方**"）于 2021 年 11 月 15 日（下称 "**修正日**" ）签署。

RECITALS

前言

WHEREAS, on February 8, 2021, the Parties entered into a Business Activities Framework Agreement (Amended, Novated and Restated) (as further amended by that certain Amendment of Business Activities Framework Agreement dated as of the Amendment Date, the "**Framework Agreement**") and a P-Series Products Offshore Master Supply Agreement (together with all schedules attached thereto, the "**MSA**") with respect to the sale and purchase of P-Series Products manufactured by the Manufacturers and supplied to the Customers.

鉴于，各方在 2021 年 2 月 8 日签署了关于**各制造商**制造并向**客户**供应的 **P 系列产品**的销售和购买的**商业活动框架协议**（经修订、更新并重述）（经**修正日**的商业活动框架协议之修正案进一步修订，下称"**框架协议**"）和一份 **P 系列产品**境外供货主协议（连同所有附件，下称"**供货主协议**"）。

WHEREAS, the Parties wish to amend certain clauses of the MSA from the Amendment Date.

鉴于，各方希望自**修正日**起修订**供货主协议**的一些条款。

WHEREAS, the Parties wish all other rights and obligations of the Parties to remain as set out in the Framework Agreement and the MSA. 鉴于，各方希望各方的所有其他权利和义务仍受框架协议和供货主协议之规定的约束。 NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, each of the Parties agrees as follows: 为此，基于良好及有价约因，特此确认充分并予以接受，每一各方同意达成如下协议： AGREEMENT 协议 1. Defined Terms. Capitalized terms used herein that are not otherwise defined herein shall have the meanings given to them in the Framework Agreement and the MSA. 术语定义。本修正案使用的未另行定义的其他黑体术语应具有框架协议和供货主协 议中赋予的含义。 2. Purchase Commitments. The existing paragraphs (a) through (f) of Section 2.1 shall be deleted and replaced with the following provision: 购买承诺。现有第2.1条第(a)至(f)段应删除，并由以下条款替换： Unless otherwise agreed in writing by the Manufacturers, each Customer shall implement the purchase commitment it has made to the Manufacturers under the Framework Agreement by issuing a Purchase Order pursuant to Section 2.2 below and a “good to go” instruction in the form attached as Schedule 2 (the “G2G”). Unless otherwise agreed in writing by the Customer, the Manufacturers shall implement the supply commitment they have made to a Customer under the Framework Agreement by accepting a compliant Purchase Order within two (2) business days of receiving the Purchase Order, failing which, the Purchase Order shall be deemed as having been accepted by the Manufacturers. 除非各制造商另有书面约定，否则各客户应根据下文第 2.2 条的规定发出一份采 购订单，并按照附件 2 所附的格式发出一份“good to go”指示（“G2G”），以履行 其根据框架协议向各制造商作出的购买承诺。除非客户另有书面约定，否则各制 造商应在收到采购订单后两（2）个工作日内接受一份合格的采购订单，以履行 其根据框架协议向客户作出的供应承诺，否则，采购订单应视为已被各制造商接 受。 3. Purchase Orders for Distributed Generation Projects. Section 2.2(a) shall be amended and replaced in its entirety as follows:

分布式发电项目的采购订单。第2.2(a)条应全部修订和替换如下： - Existing Provision: Each Customer (the “Submitting Customer”) wishing to purchase P-Series Products shall issue a purchase order to the Manufacturers in the form attached to Schedule 3 (each, a “Purchase Order”) no later than forty-two (42) days before the scheduled delivery date under such Purchase Order. The Purchase Order shall contain the same information as contained in the relevant G2G that has been previously issued by the Customer and accepted (or deemed being accepted) by the Manufacturers. The Purchase Order is used to facilitate the Manufacturers’ work on arranging shipment, clearing customs and processing price payments with relevant foreign exchange authorities, but does not alter or supersede the purchase commitment of the Submitting Customer made in the relevant G2G and confirmed by the Manufacturers under Section 2.1 above. - 现有条款： 任一拟议购买P系列产品(下称“提交客户”)的客户应比该采购订单规定的计划 交货日期至少提前四十二(42)天，以附件3所附格式向各制造商发出一份采购 订单(以下简称“采购订单”)。采购订单应包含与先前由客户发送、并由各制 造商接受(或被视为接受)的相关G2G中相同的信息。采购订单用于协助各制 造商安排发货、清关和与相关外汇管理机构处理价格付款，但不改变或取代 提交客户在相关G2G中作出的并由各制造商根据上述第2.1条确认的购买承 诺。 - New Provision: For Distributed Generation Projects, MAXN shall issue a purchase order to the Manufacturers in the form attached to Schedule 3 (each, a “Purchase Order”) in a calendar month which is four (4) months before the scheduled delivery date under such Purchase Order (and no later than the end of that month). The Purchase Order shall include the forecasted Purchase Price determined under Schedule 4 and shall be accompanied by a G2G providing clarity on product and shipping requirements during each week of the calendar month of delivery. - 新条款： 对于分布式发电项目，MAXN应在该等采购订单下的计划交付日期前四 （4）个月的一个日历月内（且不迟于该月底），以附件3所附格式向各制造 商发出一份采购订单（以下简称“采购订单”）。采购订单应包含根据附件4确 定的预测购买价格，并应附有一份G2G，说明在交货的日历月每周的产品和 装运要求。

4. Purchase Orders for Power Plant Projects. Section 2.2(c) shall be amended and replaced in its entirety as follows: 发电厂项目的采购订单。第2.2(c)条应全部修订和替换如下： - Existing Provision: For Power Plant Projects, SPSI may issue one Purchase Order per project in each calendar quarter, provided that for any Power Plant Projects subject to a B2B Agreement, SPSI may issue Purchase Orders as per delivery schedule and power distribution contained in the B2B agreement. - 现有条款： 对于发电厂项目，SPSI可以在每个季度为每个项目发出一份采购订单，但对 于受B2B协议约束的任何发电厂项目，SPSI可根据B2B协议中包含的交货计 划和功率分布要求发出采购订单。 - New Provision: For Power Plant Projects, each Customer shall issue a Purchase Order per project in each calendar month in accordance with its purchase commitment and terms and conditions of Confirmed Order made under the Framework Agreement. The Purchase Order shall include the Purchase Price determined under Schedule 4 and shall be accompanied by a G2G providing clarity on product and shipping requirements during each week of the calendar month. - 新条款： 对于发电厂项目，每个客户应按照其采购承诺和根据框架协议规定做出的确 认订单的条款和条件，在每个日历月针对每个项目出具一份采购订单。采购 订单应包括根据附件 4 确定的购买价格，并应附有一份 G2G，说明该日历月 每周的产品和装运要求。 Section 2.2(d) and Section 2.2(e) shall be deleted in their entirety. 第 2.2(d)条和第 2.2(e)条应全部删除。 5. Schedule 4. Schedule 4 of the MSA (Determination of the Purchase Price) shall be amended and replaced in its entirety by Annex 1 (Schedule 4 - Determination of the Purchase Price) to this Amendment. The defined terms in the existing Schedule 4 shall be deleted from the definitions of Schedule 1, and the defined terms in the new Schedule 4 shall be added to the definitions of Schedule 1. 附件4。供货主协议的附件4（购买价格的确定）应全部由本修正案的附录1（附件4 - 购买价格的确定）所修订与取代。现有附件4所定义的术语须从附件1的定义中删除， 而新附件4所定义的术语须加入附件1的定义。 6. Liquidated Damages. The following provision shall be added as Section 5.4 of the MSA: 违约金。应添加以下规定作为供货主协议第5.4条： The Customers shall take delivery of the P-Series Products delivered by the Customers at such place and date as indicated on the G2G issued by the Customers and confirmed by the Manufacturers under this Agreement. If Customers are late in taking delivery for a time period longer than two (2) weeks, the Customers shall be liable to the Manufacturers for liquidated damages in the amount of 1% of the value of the P-Series Products in late delivery taking per week of delay. 客户应按照本协议项下客户发出并经各制造商确认的 G2G 上注明的地点和日期 接收客户交付的 P 系列产品。如果客户延迟提货超过两（2）周，客户应向各制 造商支付违约金，每延迟一周，违约金金额为延迟提货对应数量 P系列产品价值 的 1%。 7. Miscellaneous. 其他。 (a) This Amendment and the MSA shall form one and the same agreement. All provisions of the MSA which are not expressly modified, amended or supplemented by this Amendment and which are not inconsistent with this Amendment shall remain binding and in full force and effect between the Parties. 本修正案和供货主协议构成同一份协议。供货主协议的所有条款，凡未经本修正 案明确修改、修订或补充，也不与本修正案相抵触的，均仍然对各方具有约束 力，并仍然完全有效。 (b) This Amendment shall take effect on the Amendment Date and remain in effect during the term of the MSA. 本修正案应于修正日起生效，并在供货主协议有效期内持续有效。 (Signature page to follow) （以下为签字页）